UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The Steak n Shake Company
(Name of Issuer)

Common Stock, stated value $0.50 per share
(Title of Class of Securities)

857873-10-3
(CUSIP Number)

Jon L. Mosle HBK Investments L.P. 2101 Cedar Springs Road, Suite 700 Dallas, Texas 75201 (214) 758-6107	Marc L. Lipshy Hudson Advisors LLC 2711 N. Haskell Avenue, Suite 1800 Dallas, Texas 75204 (214) 754-8430
with a copy to:
Jeffrey B. Hitt, Esq. Weil, Gotshal & Manges LLP 200 Crescent Court, Suite 300 Dallas, Texas 75201 (214) 746-7700	Gregory J. Schmitt Hunton & Williams LLP 1445 Ross Ave., Suite 3700 Dallas, Texas 75202 (214) 468-3375

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 12, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 857873-10-3	13D	Page 2

1		NAME OF REPORTING PERSON:	HBK Master Fund L.P.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER:	1,324,150
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER:	1,324,150
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	1,324,150
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	4.6%
14		TYPE OF REPORTING PERSON:	PN

CUSIP No. 857873-10-3	13D	Page 3

1		NAME OF REPORTING PERSON:	HBK Investments L.P.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER:	1,324,150
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER:	1,324,150
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	1,324,150
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	4.6%
14		TYPE OF REPORTING PERSON:	PN

CUSIP No. 857873-10-3	13D	Page 4

1		NAME OF REPORTING PERSON:	HBK Services LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER:	1,324,150
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER:	1,324,150
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	1,324,150
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	4.6%
14		TYPE OF REPORTING PERSON:	OO

CUSIP No. 857873-10-3	13D	Page 5

1		NAME OF REPORTING PERSON:	HBK Partners II L.P.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER:	1,324,150
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER:	1,324,150
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	1,324,150
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	4.6%
14		TYPE OF REPORTING PERSON:	PN

CUSIP No. 857873-10-3	13D	Page 6

1		NAME OF REPORTING PERSON:	HBK Management LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER:	1,324,150
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER:	1,324,150
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	1,324,150
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	4.6%
14		TYPE OF REPORTING PERSON:	OO

CUSIP No. 857873-10-3	13D	Page 7

1		NAME OF REPORTING PERSON:	LSF5 Indy Investments, LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER:	1,324,150
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER:	1,324,150
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	1,324,150
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	4.6%
14		TYPE OF REPORTING PERSON:	OO

CUSIP No. 857873-10-3	13D	Page 8

1		NAME OF REPORTING PERSON:	LSF5 Indy Holdings, LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER:	1,324,150
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER:	1,324,150
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	1,324,150
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	4.6%
14		TYPE OF REPORTING PERSON:	OO

CUSIP No. 857873-10-3	13D	Page 9

1		NAME OF REPORTING PERSON:	LSF5 REOC VII, L.P.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER:	1,324,150
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER:	1,324,150
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	1,324,150
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	4.6%
14		TYPE OF REPORTING PERSON:	PN

CUSIP No. 857873-10-3	13D	Page 10

1		NAME OF REPORTING PERSON:	LSF5 GenPar VII, LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER:	1,324,150
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER:	1,324,150
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	1,324,150
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	4.6%
14		TYPE OF REPORTING PERSON:	OO

CUSIP No. 857873-10-3	13D	Page 11

1		NAME OF REPORTING PERSON:	Lone Star Fund V (U.S.), L.P.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER:	1,324,150
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER:	1,324,150
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	1,324,150
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	4.6%
14		TYPE OF REPORTING PERSON:	PN

CUSIP No. 857873-10-3	13D	Page 12

1		NAME OF REPORTING PERSON:	Lone Star Partners V, L.P.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER:	1,324,150
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER:	1,324,150
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	1,324,150
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	4.6%
14		TYPE OF REPORTING PERSON:	PN

CUSIP No. 857873-10-3	13D	Page 13

1		NAME OF REPORTING PERSON:	Lone Star Management Co. V, Ltd.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER:	1,324,150
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER:	1,324,150
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	1,324,150
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	4.6%
14		TYPE OF REPORTING PERSON:	OO

CUSIP No. 857873-10-3	13D	Page 14

1		NAME OF REPORTING PERSON:	John P. Grayken
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER:	1,324,150
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER:	1,324,150
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	1,324,150
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	4.6%
14		TYPE OF REPORTING PERSON:	OO

CUSIP No. 857873-10-3	13D	Page 15

1		NAME OF REPORTING PERSON:	Robert J. Stetson
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0.0%
14		TYPE OF REPORTING PERSON:	IN

SCHEDULE 13D

EXPLANATORY NOTES: This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed by Robert J. Stetson and the HBK Reporting Persons and Lone Star Reporting Persons (collectively, the “Reporting Persons”) identified in the Schedule 13D filed on June 25, 2007, with the Securities and Exchange Commission, as amended by Amendment No. 1 to Schedule 13D filed on July 3, 2007, with the Securities and Exchange Commission (the “Schedule 13D”) relating to the shares of common stock, stated value $0.50 per share, of The Steak n Shake Company. On March 12, 2009, the Investment Letter Agreement was terminated and as a result the HBK Reporting Persons, the Lone Star Reporting Persons, and Robert J. Stetson, respectively, should no longer be deemed to be a “group” with the other Reporting Persons within the meaning of the Exchange Act. This Amendment constitutes an “exit filing” for the Reporting Persons, who do not intend to file any further updates or amendments to the Schedule 13D. The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings given in the Schedule 13D.

Item 4.	Purpose of Transaction.

The disclosure in Item 4 is hereby supplemented by adding the following after the last sentence thereof:

The Reporting Persons may have been deemed to be a “group” within the meaning of the Exchange Act and their status as a “group” was based upon their having been parties to the Investment Letter Agreement. On March 12, 2009, the Investment Letter Agreement was terminated and as a result the HBK Reporting Persons, the Lone Star Reporting Persons, and Robert J. Stetson, respectively, should no longer be deemed to be a “group” with the other Reporting Persons within the meaning of the Exchange Act.

Item 5.   Interest in Securities of the Issuer.

The disclosure in Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b)      The respective percentages set forth below are based on 28,710,292 shares of SNS Common Stock outstanding as of January 20, 2009, as reported by the Issuer in its Form 10-Q for the quarterly period ended December 17, 2008, filed with the Securities and Exchange Commission on January 26, 2009.

As of March 12, 2009, (i) the HBK Reporting Persons beneficially owned in the aggregate 1,324,150 shares of SNS Common Stock, which represents approximately 4.6% of the outstanding SNS Common Stock, (ii) the Lone Star Reporting Persons beneficially owned in the aggregate 1,324,150 shares of SNS Common Stock, which represents approximately 4.6% of the outstanding SNS Common Stock, and (iii) Robert J. Stetson beneficially owned no shares of SNS Common Stock. As of March 12, 2009, the Reporting Persons collectively beneficially owned an aggregate of 2,648,300 shares of SNS Common Stock, which represents approximately 9.2% of the outstanding SNS Common Stock. By virtue of the termination of the Investment Letter Agreement, the HBK Reporting Persons, the Lone Star Reporting Persons and Robert J. Stetson, respectively, should no longer be deemed to be a “group” with the other

Reporting Persons within the meaning of the Exchange Act, and accordingly each of the HBK Reporting Persons, the Lone Star Reporting Persons, and Robert J. Stetson, respectively, expressly disclaims beneficial ownership of any shares of SNS Common Stock held by the other Reporting Persons.

HBK Master has direct beneficial ownership of 1,324,150 shares of SNS Common Stock, which represents approximately 4.6% of the outstanding SNS Common Stock.

HBK Master has delegated discretion to vote and dispose of the SNS Common Stock to HBK Investments. HBK Investments, as a result of such delegation, has indirect beneficial ownership of 1,324,150 shares of SNS Common Stock, which represents approximately 4.6% of the outstanding SNS Common Stock.

HBK Investments has delegated discretion to vote and dispose of the SNS Common Stock to HBK Services. HBK Services, as a result of such delegation, has indirect beneficial ownership of 1,324,150 shares of SNS Common Stock, which represents approximately 4.6% of the outstanding SNS Common Stock.

HBK Partners, as the general partner of HBK Investments, has indirect beneficial ownership of 1,324,150 shares of SNS Common Stock, which represents approximately 4.6% of the outstanding SNS Common Stock.

HBK Management, as the general partner of HBK Partners and the managing member of HBK Services, has indirect beneficial ownership of 1,324,150 shares of SNS Common Stock, which represents approximately 4.6% of the outstanding SNS Common Stock.

Indy Investments has direct beneficial ownership of 1,324,150 shares of SNS Common Stock, which represents approximately 4.6% of the outstanding SNS Common Stock.

Indy Holdings, as the sole member of Indy Investments, has indirect beneficial ownership of 1,324,150 shares of SNS Common Stock, which represents approximately 4.6% of the outstanding SNS Common Stock.

REOC VII, as the managing member of Indy Holdings, has indirect beneficial ownership of 1,324,150 shares of SNS Common Stock, which represents approximately 4.6% of the outstanding SNS Common Stock.

GenPar VII, as the general partner of REOC VII, has indirect beneficial ownership of 1,324,150 shares of SNS Common Stock, which represents approximately 4.6% of the outstanding SNS Common Stock.

Fund V, as the general partner of GenPar VII, has indirect beneficial ownership of 1,324,150 shares of SNS Common Stock, which represents approximately 4.6% of the outstanding SNS Common Stock.

Lone Star Partners, as the general partner of Fund V, has indirect beneficial ownership of 1,324,150 shares of SNS Common Stock, which represents approximately 4.6% of the outstanding SNS Common Stock.

Lone Star Management, as the general partner of Lone Star Partners, has indirect beneficial ownership of 1,324,150 shares of SNS Common Stock, which represents approximately 4.6% of the outstanding SNS Common Stock.

Mr. Grayken, as the sole shareholder of Lone Star Management, has indirect beneficial ownership of 1,324,150 shares of SNS Common Stock, which represents approximately 4.6% of the outstanding SNS Common Stock.

Mr. Stetson has direct beneficial ownership of no shares of SNS Common Stock.

The Cover Pages of this Schedule 13D are incorporated herein by reference.

(c)       On February 26, 2009, Mr. Stetson sold his final 2,000 shares of SNS Common Stock on the New York Stock Exchange at a price of $6.36 per share. No other Reporting Persons have effected any transactions of shares of SNS Common Stock in the past sixty days.

(e)       The HBK Reporting Persons, the Lone Star Reporting Persons, and Robert J. Stetson, respectively, ceased to be beneficial owners of more than 5% of the shares of SNS Common Stock on March 12, 2009, the date on which the Investment Letter Agreement was terminated.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in Item 6 is hereby supplemented by adding the following after the last sentence thereof:

As more fully described in Item 4 and Item 5 herein, on March 12, 2009, the Investment Letter Agreement was terminated, as a result of which the HBK Reporting Persons, the Lone Star Reporting Persons, and Robert J. Stetson, respectively, should no longer be deemed to be a “group” with the other Reporting Persons within the meaning of the Exchange Act.

Signatures

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Schedule 13D with respect to such person is true, complete and correct.

Dated: March 12, 2009

HBK MASTER FUND L.P.

By:	HBK SERVICES LLC
Investment Advisor

By:	/s/ Jon L. Mosle
Name:	Jon L. Mosle
Title:	Authorized Signatory(1)

HBK INVESTMENTS L.P.

By:	/s/ Jon L. Mosle
Name:	Jon L. Mosle
Title:	Authorized Signatory(1)

HBK SERVICES LLC

By:	/s/ Jon L. Mosle
Name:	Jon L. Mosle
Title:	Authorized Signatory(1)

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13D]

HBK PARTNERS II L.P.

By:	HBK MANAGEMENT LLC
General Partner

By:	/s/ Jon L. Mosle
Name:	Jon L. Mosle
Title:	Authorized Signatory(1)

HBK MANAGEMENT LLC

By:	/s/ Jon L. Mosle
Name:	Jon L. Mosle
Title:	Authorized Signatory(1)

(1) An Authorization Certificate authorizing Jon L. Mosle to act on behalf of each Reporting Person was previously filed.

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13D]

LSF5 INDY INVESTMENTS, LLC

By:	/s/ Marc L. Lipshy
Name: Marc L. Lipshy
Title:	President

LSF5 INDY HOLDINGS, LLC

By:	/s/ Marc L. Lipshy
Name: Marc L. Lipshy
Title:	President

LSF5 REOC VII, L.P.

By:	LSF5 GENPAR VII, LLC,
its General Partner

By:	/s/ Marc L. Lipshy
Name: Marc L. Lipshy
Title:	President

LSF5 GENPAR VII, LLC

By:	/s/ Marc L. Lipshy
Name: Marc L. Lipshy
Title:	President

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13D]

LONE STAR FUND V (U.S.), L.P.

By:	LONE STAR PARTNERS V, L.P.,
its General Partner
By:	LONE STAR MANAGEMENT CO. V, LTD.,
its General Partner

By:	/s/ Marc L. Lipshy
Name: Marc L. Lipshy
Title:	Vice President

LONE STAR PARTNERS V, L.P.

By:	LONE STAR MANAGEMENT CO. V, LTD.,
its General Partner

By:	/s/ Marc L. Lipshy
Name: Marc L. Lipshy
Title:	Vice President

LONE STAR MANAGEMENT CO. V, LTD.

By:	/s/ Marc L. Lipshy
Name:	Marc L. Lipshy
Title:	Vice President

  /s/  John P. Grayken

John P. Grayken

  /s/  Robert J. Stetson

Robert J. Stetson

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13D]